

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 17, 2017

David B. Potts
Executive Vice President, Chief Financial Officer
and Chief Accounting Officer
ARRIS International plc
3871 Lakefield Drive
Suwanee, GA   30024

>   **Re: ARRIS International plc
>   Form 10-K for Fiscal Year Ended December 31, 2016
>   Filed March 1, 2017
>   File No. 1-37672**

Dear Mr. Potts:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Financial Statements

Note 18. Income Taxes, page 122

   Please tell us the reasons for the significant impact that the reconciling line items "Withholding taxes (U.K. entities)" and "Benefit of other foreign tax regimes" had on your statutory income tax rate reconciliation to the effective income tax rate in 2016.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications